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                                                                    Exhibit 99.1
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                                                           FOR IMMEDIATE RELEASE

Contacts:

Beth Bryant                                           Jack McAvoy
Sterling Hager, Inc.                                  ViryaNet
617-926-6665, ext. 310                                508-490-8600
beth@sterlinghager.com                                jack.mcavoy@viryanet.com

                         ViryaNet Names Win Burke CEO

                          Memy Ish-Shalom Becomes COO

Southborough, Mass. -- February 13, 2001 -- ViryaNet (NASDAQ: VRYA), a provider of wireless workforce management solutions for field service communities, today announced that Win Burke has been appointed president and chief executive officer. Mr. Burke, formerly president and COO of ViryaNet, brings 25 years of senior management and leadership experience to the Company. Samuel HaCohen, formerly chairman and CEO, will continue as an active chairman of the board of directors, focusing on the Company's long-term vision and strategic direction. Memy Ish-Shalom, formerly executive vice president of worldwide operations, has been appointed COO, and remains responsible for the Company's R&D and Professional Services functions.

"Samuel and I have developed a great partnership, and will continue to work together closely," said Mr. Burke. "ViryaNet is ideally suited to address the needs of a transitioning service industry. As customers demand more services, and faster delivery of those services, organizations must increase the productivity of their field service departments. We believe that our wireless workforce management solution revolutionizes how service delivery is conducted and managed in the field. ViryaNet is positioned to capitalize on the opportunities that exist within the marketplace to benefit its shareholders, customers, partners, and employees. I look forward to leading ViryaNet to the forefront of this evolving industry."
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Mr. Burke joined ViryaNet in November 1999, as senior vice president of worldwide marketing and business development. In November 2000, he was appointed president and COO. Prior to joining ViryaNet, Mr. Burke held a variety of executive management positions with several software companies, including ViewSoft, Gentia Software and Oberon Software.

Mr. Burke also has held various positions in sales, marketing, and product management at Prime Computer, Apollo, and Wang. He began his career as a software engineer at the Charles Stark Draper Laboratory, where he worked on the Apollo and Space Shuttle projects, followed by software development assignments at the Massachusetts Institute of Technology Lincoln Laboratory and Data General. Mr. Burke was trained as a Computer Scientist at the Massachusetts Institute of Technology.

About ViryaNet

ViryaNet is a provider of wireless workforce management solutions for field service communities. These solutions enable field service organizations to efficiently schedule and dispatch field service personnel, capture and record logistics and labor activity, and monitor, report, and measure this activity -- meeting an organization's installation, preventative maintenance, and break-fix obligations. ViryaNet's wireless workforce management solution supports wireless devices over standard wireless networks.

ViryaNet's solutions feature application program interfaces (APIs) that allow organizations to integrate popular front- and back-office applications. ViryaNet's professional services team and implementation partners enable implementation of the Company's solutions for wireless workforce management.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet's expectations, beliefs, intentions, or strategies regarding the future. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd.
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assumes no obligation to update any such forward-looking statements. Forward-
looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet's business are set forth in ViryaNet's Form F-1, as amended, declared effective by the SEC on September 19, 2000, and the other reports filed from time to time with the Securities and Exchange Commission.

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